12 February, 2002
Number: 07/02

BHP BILLITON APPROVES HILLSIDE ALUMINIUM SMELTER EXPANSION

BHP Billiton today announced approval for the Hillside expansion project (Hillside 3). The project will add a further 132,000 tonnes per annum (tpa) of primary aluminium capacity to the smelter at Richards Bay, South Africa.

Construction costs are estimated at US$449 million, which is equivalent to a competitive US$3,403 per tonne of new capacity. Construction will commence in April 2002 and commissioning is scheduled for April 2004,
with full production expected in mid 2004.   Hillside 3 represents the
continuation of BHP Billiton Aluminium's strategy to expand its high quality portfolio of smelting assets.

Hillside 3 will comprise the construction of a third potline (of half size), an anode-baking furnace, additional casting facilities and all necessary related infrastructure. Aluminium production will increase by 132,000 tpa, which is 25 per cent of Hillside's current capacity.

The decision to proceed with Hillside 3 comes eight months after the announcement to expand Mozal, so that construction synergies between the two projects can be maximised. The project will be 100 per cent financed through external debt, with no additional equity injected by the Group.

A new, competitive, electricity tariff has been agreed with South Africa's utility provider Eskom under a rand-based contract, not linked to commodity price. The contract has a 25-year term and contains a formula for future tariff increases.

BHP Billiton Deputy Chief Executive Officer Brian Gilbertson said:
"This expansion will consolidate Hillside's position as one of the world's lowest cost aluminium producers, and should generate above average financial rewards. It reflects again the attractive investment climate that South Africa offers the resource industry."

Vice-President and Chief Operating Officer BHP Billiton Aluminium
Southern Africa Mahomed Seedat said: "The Hillside aluminium smelter has been a major contributor to the South African economy, through employment, infrastructure, and foreign exchange earnings. Hillside 3 further expands BHP Billiton's large asset base in Southern Africa."


Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com



BACKGROUND NOTES
----------------

The existing Hillside aluminium smelter (Hillside 1 and 2) is a 515,000 tonne per annum primary aluminium smelter located at Richards Bay, South Africa. The plant comprises two potlines, an anode manufacturing plant, casting facilities and all related infrastructure. The original greenfield project was completed in 1996 and the plant has achieved excellent operating results. It is presently one of the world's lowest cost producers.

The Hillside smelter expansion will increase production by 132,000 tonnes of aluminium onto the international market. The project scope allows for aluminium produced by the expansion to be solidified into value added products.

BHP Billiton has a record of outstanding success in implementing aluminium smelter projects in Southern Africa. Both Hillside and Mozal were completed ahead of schedule and under budget, setting a world standard for the completion of greenfield aluminium projects. The same team that executed the original Hillside and Mozal smelter projects, and is currently employed on the Mozal expansion, will be used to manage Hillside 3.

Cost Competitiveness
--------------------

BHP Billiton is well positioned in primary aluminium, based upon its low-cost facilities, and can seek further growth. The Hillside expansion project provides an excellent opportunity to move the smelter further down the industry cost curve and will consolidate Hillside's position as a low cost producer.
The other major raw material inputs to the smelter, coke and alumina, are purchased under long term US$ denominated contracts.


South African Government
------------------------
BHP Billiton has operated successfully in South Africa for many years and continues to maintain a good relationship with the South African Government, which has shown its enthusiasm for the project.

Employment
----------
Eighty-five new appointments will be required. The majority of the appointments will be from the local community. Total number of construction workers on site will peak at 2,600. Hillside is considered to be a leading company in the implementation of South Africa's Employment Equity Act.

Environment
-----------
A comprehensive Environmental Impact Assessment (EIA) was conducted in accordance with South African statutory requirements and internationally acceptable standards. Following extensive public participation and technical assessment phases the South African regulatory authority issued a Record of Decision in February 2001 whereby the expansion project was approved subject to a number of conditions, all of which will be met by the project.

Construction Schedule
---------------------
Construction will commence in April 2002 and the main facilities should be complete in 24 months, with the plant ready to receive initial raw material shipments in April 2004. Full production should be reached mid 2004.

The same joint venture contracted for Mozal 1 and 2, SNC Lavalin of Canada and Murray & Roberts Engineering Solutions Limited of South Africa (formerly EMS), has been awarded the Engineering, Procurement, Construction and Management (EPCM) contract for Hillside 3.

Technology
----------
The Hillside smelter uses French-based Aluminium Pechiney AP30 technology and is one of the world's cleanest and most efficient smelters.
Basic engineering for the expansion will also be provided by Aluminium Pechiney, while detailed engineering is executed by a combination of the EPCM engineering department and selected turnkey vendors. Much of the detailed engineering is very similar to that presently being completed for the Mozal expansion project, providing excellent synergy opportunities.


BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia